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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                     (Amendment No. 4 for Barbara Sinclair;
                       Amendment No. 3 for James Sinclair)

                    Under the Securities Exchange Act of 1934

                             SUTTON RESOURCES, LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    869474106
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                                 (CUSIP Number)

                                 James Sinclair
                              Route 41, Amenia Road
                                Sharon, CT 06069
--------------------------------------------------------------------------------
                                 (860) 364-0164
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 28, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ].



                                Page 1 of 6 pages

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CUSIP NO. 869474106                                            Page 2 of 6 pages

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--------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

           Barbara Sinclair
--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [x]
                                                                       (b)  [ ]
--------------------------------------------------------------------------------
   3       SEC USE ONLY

--------------------------------------------------------------------------------
   4       SOURCE OF FUNDS
           PF, OO
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   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.
--------------------------------------------------------------------------------
                             7      SOLE VOTING POWER

                                    -0-
       NUMBER OF
        SHARES              ----------------------------------------------------
     BENEFICIALLY            8      SHARED VOTING POWER
       OWNED BY
         EACH                       1,541,742
       REPORTING
        PERSON              ----------------------------------------------------
          WITH
                             9      SOLE DISPOSITIVE POWER

                                    -0-

                            ----------------------------------------------------

                             10     SHARED DISPOSITIVE POWER

                                    1,541,742

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,544,242 (1)
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                             [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                12.1%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           IN
--------------------------------------------------------------------------------
   (1) Includes 2,500 shares underlying warrants exercisable within 60 days.


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CUSIP NO. 869474106                                            Page 3 of 6 pages

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--------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

           James Sinclair
--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [x]
                                                                       (b)  [ ]
--------------------------------------------------------------------------------
   3       SEC USE ONLY

--------------------------------------------------------------------------------
   4       SOURCE OF FUNDS
           PF, OO
--------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.
--------------------------------------------------------------------------------
                             7      SOLE VOTING POWER

                                    -0-
       NUMBER OF
        SHARES              ----------------------------------------------------
     BENEFICIALLY            8      SHARED VOTING POWER
       OWNED BY
         EACH                       1,541,742
       REPORTING
        PERSON              ----------------------------------------------------
          WITH
                             9      SOLE DISPOSITIVE POWER

                                    -0-

                            ----------------------------------------------------

                             10     SHARED DISPOSITIVE POWER

                                    1,541,742

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,704,242(1)
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                             [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                13.2%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           IN
--------------------------------------------------------------------------------

(1) Includes 160,000 shares underlying stock options exercisable within 60 days, and 1,544,242 shares beneficially owned by Barbara Sinclair, in which Mr. Sinclair disclaims economic interest.

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CUSIP NO. 869474106                                            Page 4 of 6 pages

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                                  AMENDMENT TO
                           STATEMENT FOR SCHEDULE 13D

                  This statement amends Items 2, 4 and 5 of the Statement to the
Schedule 13D filed with the Commission on January 25, 1996, as subsequently amended, on behalf of Barbara Sinclair and James Sinclair (the "Reporting Persons") with respect to the common stock of Sutton Resources, Ltd. (the "Issuer").

Item 2. Identity and Background.

                  By letter dated February 26, 1997, Mr. Sinclair resigned from the Issuer's board of directors.

Item 4. Purpose of the Transaction.

                  The Reporting Persons have no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) -
(j) of Item 4 of Schedule 13D. They intend to review their investment in the Issuer on a continuing basis and, depending on various factors including, without limitation, the Issuer's business affairs and financial position, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, may in the future take such actions with respect to his or her investment in the Issuer as he or she deems appropriate.


Item 5. Interest in Securities of the Issuer.

                  (a) The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 12,712,815 shares outstanding, as reported in the Isuer's most recently available Form 6-K.

As of the close of business on February 28, 1997:



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CUSIP NO. 869474106                                            Page 5 of 6 pages

--------------------                                           -----------------


                  (i) Mrs. Sinclair beneficially owns 1,544,242 Shares (12.1% of the Issuer's Outstanding Shares), 2,500 of which underlie warrants exercisable within 60 days.

                  (ii) Mr. Sinclair beneficially owns 1,704,242 Shares (13.2%), which include the Shares reported as beneficially owned by Mrs. Sinclair and 160,000 shares underlying stock options that are exercisable within 60 days. Mr. Sinclair expressly disclaims economic interest in any of the Shares beneficially owned by Mrs. Sinclair.

                  (iii) In the aggregate, the Reporting Persons beneficially own 1,704,242 Shares (13.2%).

                  (b) Mr. and Mrs. Sinclair share voting and dispositive power with respect to the Shares reported in (a)(i).

                  (c)(i) Since the date of the last amendment to the Reporting Persons' Schedule 13D, Mrs. Sinclair has engaged in the following sales of the Issuer's common stock:


                                      No. of
Date                                  Shares              Price per Share
----                                  ------              ---------------

January 22, 1997                       5,000                  11.00

February 10, 1997                        100                  15.50
February 11, 1997                      5,000                  16.63
February 11, 1997                        700                  15.45
February 12, 1997                      3,500                  15.50
February 13, 1997                      9,000                  16.28
February 13, 1997                      3,000                  16.10
February 13, 1997                      1,500                  15.85
February 13, 1997                      1,000                  16.28

February 18, 1997                      7,000                  16.72
February 19, 1997                      3,500                  17.13
February 20, 1997                      3,000                  18.25


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CUSIP NO. 869474106                                            Page 6 of 6 pages

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                                         No. of
Date                                     Shares              Price per Share
----                                     ------              ---------------

February 20, 1997                        13,000                  18.00
February 20, 1997                        19,800                  18.61

February 26, 1997                         2,500                  18.50
February 26, 1997                         4,100                  18.95
February 26, 1997                         9,500                  19.37
February 27, 1997                         2,500                  18.50
February 28, 1997                        25,000                  19.70


                                   SIGNATURES


                                     After reasonable inquiry and to the best of
each Reporting Person's belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.


Dated: March 5, 1997




                                     /s/ James Sinclair
                                     ----------------------------
                                     Barbara Sinclair,
                                     by James Sinclair





                                     /s/ James Sinclair
                                     ----------------------------
                                     James Sinclair